309 Technology Drive
Malvern, PA 19355
October 1, 2011
Via EDGAR
Linda Stirling
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Quaker Investment Trust File No. 811-06260
Dear Ms. Stirling,
     The following are the responses of the Quaker Investment Trust (the “Trust”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Preliminary Proxy Statement on Schedule 14A that was filed on September 19, 2011 on behalf of the Quaker Long-Short Tactical Allocation Fund (the “Fund”). Each Staff comment is summarized below, followed by the Trust’s response to the comment. Furthermore, attached hereto, is the “Tandy” letter submitted by the Trust.
1.	Comment: For the question “Why is the liquidation and dissolution being proposed?” in the section “Important Shareholder Information,” provide the reasoning for why the liquidation and dissolution was proposed and why the Board of Trustees (the “Board”) of the Trust approved the plan of liquidation and dissolution.

Response: The liquidation and dissolution of the Fund was proposed due to the Fund’s continued underperformance, its small asset size, and the lack of prospects for growth in asset size and new shareholders of the Fund. The Board of the Trust approved the plan of liquidation and dissolution because, after a careful deliberation of these factors and a review of the available alternatives and circumstances, it determined that the liquidation and dissolution of the Fund was fair and in the best interest of the Fund and its shareholders. This language has been added to the “Important Shareholder Information” section of the Proxy Statement.

2.	Comment: In the “Liquidating Distribution” section of the “Summary of the Plan of Liquidation and Dissolution,” clarify the first two sentences of the section that detail the expected timing of the liquidating distribution.

Response: The repetitive language in the two sentences has been removed, and the applicable sentences have been edited to read, “It is expected that the liquidating distribution to the Fund’s shareholders will be made in cash as soon as practicable after the Effective Date (the “Liquidation Date”). On the Liquidation Date, the Trust shall distribute pro rata to the Fund’s shareholders of record as of the close of business on the Liquidation date all of the Fund’s then existing assets in complete and full cancellation and redemption of all the outstanding shares of the Fund, except for cash, bank deposits, or cash equivalent securities in an estimated amount necessary to: (a) discharge any unpaid liabilities and obligations of the Fund on the Fund’s books on the Liquidation Date, including, but not limited to, income dividends and capital gains distributions, if any, payable through the Liquidation Date, and (b) pay such contingent liabilities as the Board of Trustees shall reasonably deem to exist against the assets of the Fund on the Fund’s books.

3.	Comment: As required by Item 21(b) of Schedule 14A, disclose the treatment and effect of abstentions and broker non-votes.

Response: The treatment and effect of abstentions and broker non-votes are disclosed under the question of “What constitutes a quorum?” in the section entitled “Voting Information.” Specifically, abstentions and broker non-votes will be included for purposes of determining whether a quorum is present at the Special Meeting of the Shareholders for a particular matter and will have the same effect as a vote “against” the proposal.
Sincerely,

/s/ Justin Brundage Justin Brundage
Secretary

309 Technology Drive
Malvern, PA 19355
October 1, 2011
Linda Stirling
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Quaker Investment Trust File No. 811-06260
Dear Ms. Stirling,
     As requested by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with its review of Quaker Investment Trust’s (the “Trust”) Preliminary Proxy Statement on Schedule 14A that was filed on September 19, 2011, on behalf of the Quaker Long-Short Tactical Allocation Fund (the “Fund”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:
(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Preliminary Proxy Statement;

(b)	Staff comments or changes to disclosure in response to Staff comments in the Trust’s Preliminary Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Justin Brundage Justin Brundage
Secretary